August 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Duc Dang
Staff Attorney
Division of Corporation Finance

Re:

Redwood Trust, Inc.

Responses to Comments on:

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 27, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed on May 8, 2012

File No. 1-13759

Dear Mr. Duc Dang,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following supplement to the original response dated July 9, 2012, which was in reply to the Staff’s comment letter dated June 25, 2012 (the “Comment Letter”). The Staff’s comment letter was issued in connection with the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Part of the original response to Comment #3 described the asset-specific measures used at Redwood to evaluate risks associated with our residential loans and securities. While our analysis of these instruments entails a wide range of factors, we do not currently employ asset-specific internal risk rating metrics (other than those described in the original response) to rank the credit risk associated with our residential loans and securities or prospective investments. We employ a broader approach to understanding and managing credit risk based on factors outlined in the original response. As an active investor in credit sensitive mortgage-related investments since 1994, we have used this approach to assess the risks associated with our residential loans and securities without relying on internal or third-party credit ratings. For our commercial loan portfolio, we do employ an internal risk rating methodology to assess asset-specific risks within this portfolio, as summarized in the original response. We disclose this methodology along with our evaluation of our commercial loan portfolio in our quarterly and annual Exchange Act reports.

Part of the original response to Comment #6 described additional disclosures we planned to include in future quarterly and annual Exchange Act reports relating to financial covenants we make to creditors. As a supplement to the original response, Redwood confirms that if at any quarter end (or if at the date of the filing of a quarterly or annual report) management determines there is material risk of noncompliance with a financial covenant, we will disclose in that quarterly or annual report the relevant financial covenant, a quantification of the most recent level of compliance with that financial covenant, any expected trend in our operations and financial condition that would be meaningful in assessing the likelihood of continued compliance (or non-compliance) with that covenant, and the material impacts on our business and operations if a breach of that covenant were to occur. Of course, in the case of a breach of a financial covenant, we would disclose the nature of the breach and the material impacts on our business and operations in that quarterly or annual Exchange Act report. Similarly, any breach of a financial covenant that was to occur during a future quarter, but which was subsequently cured or waived prior to the end of that quarter, would also be disclosed in that quarterly or annual Exchange Act report.

*    *    *

On behalf of Redwood, I confirm that:

●	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at 415-389-7373, by fax at 415-381-1773, or by email at chris.abate@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Christopher J. Abate
Christopher J. Abate
Chief Financial Officer

cc:	Keith Benson, Latham & Watkins LLP